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                                                           Filed by dELiA*s Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                   Subject company: dELiA*s Inc.
                                                     Commission File No. 0-21869

On August 16, 2000, iTurf Inc., a Delaware corporation, and dELiA*s Inc., a Delaware corporation, jointly issued the following press release:

                                    Contacts:   Dennis Goldstein, iTurf Inc.
                                                Chief Financial Officer
                                                (212) 742-1640

                                                Jim Cooper, dELiA*s Inc.
                                                Executive Vice President and
                                                Chief Financial Officer
                                                (212) 807-9060
FOR IMMEDIATE RELEASE
                                    Investors:  Stacey Bibi/Shannon Moody/
                                                Bernadette Garfinkle
                                    Media:      Aeron Noe
                                                Morgen-Walke Associates
                                                (212) 850-5600

 ITURF INC. AND DELIA*S INC. ANNOUNCE DEFINITIVE AGREEMENT TO MERGE; STRATEGIC
   COMBINATION TO CREATE DOMINANT ONLINE AND OFFLINE ENTITY IN THE TEEN SPACE

      -- CORE BUSINESSES EXPECTED TO GENERATE POSITIVE OPERATING CASH FLOW
                       IN FOURTH QUARTER OF FISCAL 2000 --

      New York, NY - August 16, 2000 - iTurf Inc. (Nasdaq: TURF) and dELiA*s Inc. (Nasdaq: DLIA) today announced that they have entered into a definitive agreement to merge in a stock-for-stock transaction. The combined company will be restructured to focus on two core businesses: multi-channel retailing under the dELiA*s brand, and online content and community under the iTurf network. The combined entity, which will be named dELiA*s iTurf Inc., will be the leading company serving the teen market in terms of catalog and e-commerce sales as well as online community membership.
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Moreover, the company's core businesses are expected to generate positive operating cash flow in the fourth quarter of this year and to generate positive EBITDA on an ongoing basis beginning in the second half of fiscal 2001.

      Under the terms of the agreement, iTurf will issue 1.715 Class A shares in exchange for each share of dELiA*s common stock. The transaction is subject to shareholder approval and customary closing conditions, and is expected to close in the

                                     -more-

fourth quarter of fiscal 2000. Following the closing, the merged company's symbol will be DLTF and its stock will trade on the Nasdaq Stock Market.

      Stephen Kahn, who is currently Chairman and Chief Executive Officer of both dELiA*s and iTurf and will serve in the same capacity at the new company, stated, "dELiA*s spin-off of iTurf in April 1999 provided a unique opportunity to incubate a very successful online business. It enabled us to build the infrastructure necessary to support enormous growth in online traffic and sales, to attract a solid team of Internet professionals, and to make a significant acquisition. At the same time, the IPO allowed dELiA*s management to lay the foundation for a powerful retail franchise that is now poised for a nationwide store rollout."

      "Recombining the companies at this time will facilitate a more effective management of our commerce business, create a true multi-channel `clicks-and-bricks' structure for the dELiA*s branded business and allow iTurf to package integrated online and offline advertising packages to third parties more effectively. With our catalogs, e-commerce and community sites and brick and mortar stores, we can offer advertisers more exciting options to reach teens than any other player in the space."

      Mr. Kahn continued, "As we look ahead, we believe we can grow both businesses more quickly and reach profitability at an accelerated pace by recombining dELiA*s and iTurf. The combined entity will have a powerful balance sheet with a strong cash position and more than adequate resources to execute our near-term growth strategies. Additionally, we believe that simplifying the relationship between the entities will enhance shareholder value by eliminating the confusion in the capital markets that has resulted from our structural complexity and has contributed to a severe under-valuation of both businesses."
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      dELiA*s iTurf will consist of two core businesses. The dELiA*s branded business will target teens via the dELiA*s catalog, www.dELiAs.cOm and dELiA*s retail stores. The iTurf Internet business will offer a compelling assortment of community features and proprietary content to teens and young adults through sites such as gURL.com, TheSpark.com, iTurf.com and SparkNotes.com.

                                     -more-

      As part of its efforts to maximize shareholder value and allocate resources most appropriately following the merger, dELiA*s also announced that it intends to divest the assets of its non-core properties, including Storybook Heirlooms and TSI Soccer. The Company has retained Tucker Alexander (a Tucker Capital affiliate) to advise it with regard to the sale of the Storybook business and Kurt Salmon Associates Capital Advisors to advise it with regard to the sale of TSI Soccer.

      Evan Guillemin, President of dELiA*s, and Dennis Goldstein, Chief Financial Officer of iTurf, will become Co-Presidents of dELiA*s iTurf. Mr. Guillemin will oversee the combined company's dELiA*s branded business (including dELiAs.cOm), and Mr. Goldstein will lead the combined company's iTurf Internet properties. Jim Cooper, currently Chief Financial Officer of dELiA*s, will become CFO of the combined company. dELiA*s iTurf's Board of Directors will be comprised of the iTurf Board of Directors and four members from dELiA*s Board of Directors, which will bring the total number of board members to twelve.

      Mr. Goldstein said, "This transaction will give iTurf more direct access to dELiA*s land-based assets, including its 12-million name database, catalog circulation, and fulfillment capabilities. We believe it also allows us to offer more fully integrated online and offline advertising packages to third parties, which will be critical to the ongoing growth of our Internet business."

      Mr. Guillemin stated, "dELiA*s assets include one of the most powerful brands in the teen market, the leading e-commerce site and catalog targeting this demographic group and a rapidly expanding base of specialty retail stores. By bringing together the dELiA*s branded businesses under a single corporate structure, the company will be in a
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better position to realize a host of synergies and present a seamless brand-based experience to our customers."

      Mr. Kahn concluded, "We are confident that it is in the best interests of the shareholders of both iTurf and dELiA*s to rationalize the operating structure of the businesses and streamline management's focus on our core assets, which are best positioned for growth and profitability."

                                     -more-

      iTurf is a majority-owned subsidiary of dELiA*s. The transaction will be accounted for as the purchase by dELiA*s of the minority interest in iTurf held by the public. The agreement was negotiated and unanimously recommended by an independent committee of the iTurf Board of Directors established to represent the interests of holders of iTurf shares not owned by dELiA*s, and has been unanimously approved by the Boards of Directors of both companies. The independent committee of the iTurf Board of Directors was advised by U.S. Bancorp Piper Jaffray and independent legal advisors. Salomon Smith Barney acted as financial advisor to dELiA*s.

      iTurf will be filing a proxy/registration statement and other documents with the United States Securities and Exchange Commission relating to the merger. The proxy/registration statement will be mailed to shareholders after the SEC has declared the registration statement effective. Shareholders are urged to read the proxy/registration statement and other documents carefully because they will contain important information about the merger. These documents will be available for free from the SEC's web site (www.sec.gov) and from dELiA*s and iTurf by contacting Morrow & Co., Inc., 445 Park Avenue, New York, NY 10022.

      iTurf, its executive officers and its board of directors will be soliciting proxies from iTurf stockholders to vote in favor of the merger. iTurf's executive officers and board of directors include Stephen Kahn, Christopher Edgar, Evan Guillemin, Dennis Goldstein, Thomas Evans, Bruce Nelson, Timothy Nye, Douglas Platt and Beth Vanderslice. For information about these directors and executive officers, stockholders should refer to the most recent annual report on Form 10-K/A issued by iTurf, which is available for free from the SEC's web site (www.sec.gov).
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      dELiA*s, its executive officers and its board of directors will be soliciting proxies from dELiA*s stockholders to vote in favor of the merger. dELiA*s executive officers and board of directors include Stephen Kahn, Christopher Edgar, Evan Guillemin, Jim Cooper, Clare Copeland, S. Roger Horchow, Geraldine Karetsky and Joseph Pinto. For information about these directors and executive officers, stockholders should refer to the most recent proxy statement issued by dELiA*s, which is available for free from the SEC's web site (www.sec.gov).

                                     -more-

ABOUT ITURF
iTurf Inc. is a leading network provider of online destinations focused on consumers between the ages of 13 and 24. Through its network of web sites, iTurf provides a comprehensive offering of community, content and commerce services, which include: interactive magazines, proprietary content, chat rooms, posting boards, personal homepages, e-mail, and online shopping. The iTurf network of web sites includes iTurf.com, dELiA*s.cOm, gURL.com, droog.com, TheSpark.com, SparkNotes.com, discountdomain.com, tsisoccer.com, OnTap.com and StorybookHeirlooms.com.

ABOUT DELIA*S
dELiA*s Inc. is a leading marketer of apparel, accessories, home furnishings and athletic goods to consumers between the ages of 13 to 24. The Company offers proprietary and other brands through various catalogs and retail stores and provides on-line community, content and commerce services to Generation Y.

Forward-looking statements in this press release, including but not limited to those related to consummation of the proposed merger, expectations relating to future financial performance, synergies resulting from the proposed merger, the divestiture of non-core assets and the expansion and growth of each company's businesses are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future results or events. The terms "believes," "expects," "intends," "anticipates" or "plans" and similar expressions are intended to identify some of the forward-looking statements contained in this press release. Forward-looking statements involve a number of risks, uncertainties and other factors beyond iTurf's and dELiA*s control, which may cause material differences in actual results, performance or other expectations. These factors include, but are not limited to, the condition of the financial markets generally; the risk that dELiA*s and iTurf's businesses will not be integrated successfully; costs related to the merger; the risk that dELiA*s or iTurf stockholders will fail to approve the merger or that litigation will delay or prevent the transaction's consummation; the ability of dELiA*s to divest non-core assets on satisfactory terms or at all; access to financing to fund operations and the expansion strategies of each business; increases in the cost of materials, printing, paper, postage, shipping and labor; timing and quantity of catalog and electronic mailings; response rates; each company's ability to leverage investments made in infrastructure to support expansion; acceptance of new retail concepts; availability of acceptable store sites and lease terms; ability to open new stores; possibility of increasing comparable store sales; adverse weather conditions and other factors affecting retail stores generally; levels of competition; iTurf's ability to sell advertising; changes in
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the growth rate of Internet usage and online user traffic levels; levels of demand for Internet advertising; the ability to retain key personnel; the ability of computer systems to scale with growth in online traffic; difficulties in integrating acquisitions of new businesses and technology; general economic conditions; changes in the growth rate of Internet usage and online user traffic levels, general economic conditions and other factors affecting retail sales; dELiA*s ability to anticipate and respond to fashion trends; each company's dependence on third parties; and other factors detailed elsewhere in this press release and in iTurf's and dELiA*s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

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